As filed with the Securities and Exchange Commission on June 3, 2003

Registration No. 333-105446

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 1

to

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Lionbridge Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	7389	04-3398462
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

950 Winter Street, Suite 2410

Waltham, Massachusetts 02451

(781) 434-6000

(Address, including zip code, and telephone number,

including area code, of Registrant’s principal executive offices)

Rory J. Cowan

Chief Executive Officer

Lionbridge Technologies, Inc.

950 Winter Street, Suite 2410

Waltham, Massachusetts 02451

(781) 434-6000

(Name, address, including zip code, and telephone number,

including area code, of agent for service)

Copies of all communications, including all communications sent to the agent for service, should be sent to:

Margaret A. Shukur

General Counsel and Secretary

Lionbridge Technologies, Inc.  950 Winter Street, Suite 2410

Waltham, Massachusetts 02451

(781) 434-6000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)

Common Stock, $0.01 par value per share(2)	6,094,804	$3.90	$23,769,736	$1,923

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended.
(2)	Pursuant to Rule 457(c) under the Securities Act of 1933, the registration fee has been calculated based upon the average of the high and low prices per share of the common stock of Lionbridge on the Nasdaq National Market on May 29, 2003. The registrant previously paid a registration fee of $1,161 upon its filing on May 21, 2003, of the Registration Statement on Form S-3 (333-105446) to which this Amendment No. 1 relates. Through this Amendment No. 1, the registrant is registering an additional 1,875,000 shares of its common stock, and is submitting the additional amount of $762 to cover (i) the fee associated with the registration of such shares and (ii) the incremental additional fee associated with the registration of the shares reflected on the Form S-3 due to the change in the registrant’s stock price from the date of filing the Form S-3.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

SUBJECT TO COMPLETION—JUNE     , 2003

Prospectus             , 2003

LIONBRIDGE TECHNOLOGIES, INC.

6,094,804 Shares of Common Stock

This prospectus relates solely to the resale of up to 6,094,804 shares of our common stock acquired by some of our stockholders. See “Selling Stockholders” for further information. The selling stockholders may offer and sell the shares from time to time through public or private transactions at prevailing market prices or at privately negotiated prices. See “Plan of Distribution” for further information. We are not selling any shares of our common stock under this prospectus and will not receive any proceeds from the sale of these shares by the selling stockholders.

Lionbridge:	The Offering:

• • •

We are a leading provider of outsourced globalization and testing services that enable clients to develop, release, manage and maintain their enterprise content and technology applications.

Lionbridge Technologies, Inc.
950 Winter Street

Waltham, Massachusetts 02451

(781) 434-6000

Nasdaq National Market Symbol: LIOX

• • •

Existing stockholders are offering up to 6,094,804 of shares of our common stock.

There is an existing trading market for these shares. The reported last sales price on the Nasdaq National Market on May 29, 2003 was $3.90 per share.

We will not receive any proceeds from the shares sold by the selling stockholders.

This investment involves risks. See “Risk Factors” beginning on page 2.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained in this Prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are not making an offer of these securities in any state where the offer is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

We will amend and complete the information in this prospectus. Although we are permitted by US federal securities law to offer these securities using this prospectus, we may not sell them or accept your offer to buy them until the registration statement filed with the SEC relating to these securities has been declared effective by the SEC. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy these securities in any jurisdiction where that would not be permitted.

The terms “Lionbridge,” “we,” “our,” and “us” refer to Lionbridge Technologies, Inc. and its subsidiaries unless the context suggests otherwise.

“Lionbridge” is a registered trademark of Lionbridge and “lionbridge.com,” the Lionbridge logo, “Rapid Globalization Methodology,” and “Lionbridge Globalization Platform,” are trademarks of Lionbridge. “VeriTest” is a registered trademark of Lionbridge.

PROSPECTUS SUMMARY

You should read the following summary together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this prospectus and in the documents that we incorporate by reference into this prospectus. This prospectus may contain certain “forward-looking” information, as that term is defined by (i) the Private Securities Litigation Reform Act of 1995 and (ii) releases by the Securities and Exchange Commission. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in “Risk Factors.”

LIONBRIDGE

Lionbridge Technologies, Inc. provides outsourced globalization and testing services that enable clients to develop, release, manage and maintain their enterprise content and technology applications. Lionbridge solutions include product and content globalization; multilingual application development and maintenance; software and hardware testing and product certification and competitive analysis. Lionbridge serves global organizations in the technology, consumer, retail, industrial, life sciences, financial services and manufacturing industries and provides the following core benefits to clients:

Integrated Full-Service Offering. Lionbridge serves as an outsourced partner throughout a client’s product and content lifecycle from development, to globalization, to testing and certification through maintenance. Clients rely on Lionbridge’s globalization services to develop, release and maintain their global technology applications and to deliver multilingual content to their customers, partners and employees throughout the world. Lionbridge’s testing services enable clients to achieve superior product quality and reduce downstream support costs, while its product certification and competitive analysis testing services confirm that independent software vendors’ applications meet industry-defined standards for quality and deliver measurable performance against competitive offerings. This unified suite of solutions allows Lionbridge to serve as its clients’ single outsource provider for developing, releasing, testing and maintaining multilingual technology and content across global end markets.

Established Global Presence. Lionbridge operates 18 globalization and testing service centers in nine countries on four continents. Lionbridge leverages its global resources and proven program management capabilities to provide client delivery teams that have the optimal technical, linguistic and industry expertise and skills to meet each client’s specific needs. Lionbridge’s strong global infrastructure enables the Company to meet its clients’ budgetary and geographic needs and deliver high-value, cost-effective globalization and testing services.

Proven Methodologies. At the center of all Lionbridge services are its company-wide methodologies that provide a systematic, specific approach for the delivery of globalization and testing projects. This enables Lionbridge to establish accountability, communications, and processes throughout a client program to ensure high quality, reliability and consistency across all Lionbridge production sites. They also increase Lionbridge’s productivity and provide a baseline for continuous process improvement and the transfer of knowledge and expertise within the Lionbridge organization.

Lionbridge, is a corporation, which through its predecessor, Lionbridge America, Inc., was incorporated in Delaware in September 1996. Its principal executive offices are located at 950 Winter Street, Waltham, Massachusetts 02451, its telephone number is (781) 434-6000, and its Web site is www.lionbridge.com.

RISK FACTORS

You should carefully consider the following risks before investing in our common stock. These are not the only risks that we face. If any of the following risks come to fruition, our business, results of operations, or financial condition could be substantially harmed. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus contains certain “forward-looking statements” which involve risks and uncertainties. Lionbridge makes forward-looking statements under the provision of the “Safe Harbor” section of the Private Securities Litigation Reform Act of 1995. Actual results may vary materially from those projected, anticipated or indicated in any forward-looking statements as a result of many factors, as more fully described in this section. In the following discussion, the words “anticipates,” “believes,” “expects,” “intends,” “future,” “could,” and similar words or expressions (as well as other words or expressions referencing future events, conditions, or circumstances) identify forward-looking statements.

Risks Related to Lionbridge’s Business

Lionbridge’s revenue could be negatively affected by the delay of its clients’ product releases and production schedules or the loss of a major client.

A significant portion of Lionbridge’s revenue is linked to the product release cycle and production cycle of its clients, and to certain key clients. As a result, Lionbridge performs varying amounts of work for specific clients from year to year based on their product development schedule. A major client in one year may not have use for a similar level of Lionbridge’s services in another year. In addition, Lionbridge derives a significant portion of its revenues from large projects and programs for a limited number of clients. In 2002, Lionbridge’s largest customer accounted for approximately 21% of its revenue and its five largest clients accounted for approximately 39% of its revenue. As a result, the loss of any major client or a significant reduction in a large project’s scope could materially reduce Lionbridge’s revenue and cash flow, and adversely affect its ability to achieve and maintain profitability.

Lionbridge has an accumulated deficit, is not currently profitable and may incur future losses.

Lionbridge has incurred substantial losses since it was founded, and may continue to incur substantial losses for the foreseeable future. Lionbridge has an accumulated deficit of $108.8 million as of March 31, 2003 and a net loss of $229,000 in the three months ended March 31, 2003, and recorded a net loss of $4.8 million for the year ended December 31, 2002. Lionbridge intends to continue to invest in internal expansion, infrastructure, integration of acquired companies into its existing operations, select acquisitions, and its sales and marketing efforts. Lionbridge cannot assure you when it will operate profitably, if ever.

If Lionbridge’s losses continue, it may need to raise additional capital. If Lionbridge is unable to do so, or does so on unfavorable terms, the value of your investment in its stock may decline.

If Lionbridge’s cash losses continue, it may be unable to pay its expenses unless it raises additional capital. If Lionbridge needs to raise additional capital but is unable to do so, it may not be able to continue as a going concern. If Lionbridge needs to raise additional capital but is able to do so only on unfavorable terms, the value of your investment in its stock may decline.

The uncertainty in the technology market could affect Lionbridge’s ability to achieve operating plans.

A substantial portion of Lionbridge’s revenue is derived from technology companies. Many technology companies have experienced severe economic slowdowns beginning in 2001 and continuing during 2002 and the first quarter of 2003, and may continue to experience these slowdowns in the future. A continued slowdown in the technology market may have a negative impact on Lionbridge’s ability to achieve its operating plans.

Potential fluctuations in Lionbridge’s quarterly results make financial forecasting difficult and could affect its common stock trading price.

As a result of fluctuations in Lionbridge’s revenues tied to foreign currency fluctuations, its clients’ release cycles, the three- to nine-month length of its typical sales cycle, rapid growth, acquisitions, the emerging nature of the markets in which it competes, global economic conditions and other factors outside its control, Lionbridge believes that quarter-to-quarter comparisons of results of operations are not necessarily meaningful. You should not rely on the results of any one quarter as an indication of Lionbridge’s future performance. Lionbridge may not experience revenue increases in future years comparable to the revenue increases in some prior years. If in some future quarter Lionbridge’s results of operations were to fall below the expectations of securities analysts and investors, the trading price of its common stock would likely decline.

Lionbridge may be liable for defects or errors in the services it provides to its clients.

Many of the services Lionbridge provides are critical to its clients’ businesses. Any defects or errors in these services could result in:

•	delayed or lost client revenue;

•	adverse reaction to its clients from their end users and, ultimately, toward Lionbridge;

•	claims against Lionbridge;

•	negative publicity; and

•	additional expenditures to correct the defect or error.

Liability claims could require Lionbridge to spend significant time and money in litigation or to pay significant damages. Although Lionbridge maintains general liability insurance, including coverage for errors and omissions, Lionbridge cannot assure you that this coverage will be available in amounts sufficient to cover one or more large claims, or that the insurer will not disclaim coverage as to any future claims.

If Lionbridge fails to attract and retain professional staff, its ability to complete its projects and obtain new projects could suffer.

Lionbridge’s potential failure to attract and retain qualified employees could impair its ability to complete existing projects and bid for or obtain new projects and, as a result, could have a material adverse effect on its business and revenue. Lionbridge’s ability to grow and increase its market share largely depends on its ability to hire, train, retain, and manage highly skilled employees, including project managers and technical, translation, and sales and marketing personnel. In addition, Lionbridge must make sure its employees maintain their technical expertise and business skills. Lionbridge cannot assure you that it will be able to attract a sufficient number of qualified employees or that it will successfully train and manage the employees it hires to allow Lionbridge to carry out its operating plan.

Lionbridge may be unable to continue to grow at its historical growth rates or to manage its growth effectively.

Growth is a key component of increasing the value of Lionbridge. Since its inception, Lionbridge’s business has grown significantly and it anticipates additional future growth. This growth places a significant demand on management and operational resources. In order to manage growth effectively, Lionbridge must continue to improve its operational systems and controls. This additional growth may further strain Lionbridge’s management and operational resources. Lionbridge’s growth could also be adversely affected by many other factors, including economic downturns. As a result of these concerns, Lionbridge cannot be sure that it will continue to grow, or, if it does grow, that it will be able to maintain its overall historical growth rate.

Difficulties presented by international economic, political, legal, health, accounting, and business factors could negatively affect Lionbridge’s business in international markets.

A large component of Lionbridge’s operations is its ability to conduct business in international markets, as evidenced by the fact that a large part of its current operations are outside of the United States. As a result, Lionbridge’s business is subject to the political and economic fluctuations in various countries. Lionbridge has experienced foreign currency fluctuations and they may have a more significant impact on its revenue, cash flow and ability to achieve and maintain profitability as Lionbridge continues to grow its business. In addition, Lionbridge has experienced long payment cycles and occasional problems in collecting accounts receivable. Lionbridge has experienced exchange rate losses as a result of fluctuations in non-US dollar denominated assets and liabilities and changes in sales and expense mix in various subsidiaries operating in non-US dollar denominated functional currencies. In addition, as Lionbridge continues to employ and retain personnel throughout the world and apply varying employment laws, it may face difficulties in integrating such personnel on a cost-efficient basis. To date, Lionbridge has been able to successfully staff its international operations, but if Lionbridge continues to expand its operations, it may become more difficult to manage its business. Lionbridge conducts business and has operations and customers in Asia and other parts of the world. Lionbridge’s and its customer’s ability to conduct business may be affected by the impact of diseases such as SARS. If Lionbridge fails to manage these operations successfully, its ability to service its clients and grow its business will be seriously impeded.

Lionbridge’s goodwill and other intangible assets represent a significant portion of its assets; amortization of its intangible assets will adversely impact its net income, and Lionbridge may never realize the full value of its goodwill and other intangible assets.

Lionbridge’s acquisitions have resulted in the creation of significant goodwill and other intangible assets, which have generally been amortized over five-year periods. At March 31, 2003, Lionbridge had goodwill and other acquisition-related intangible assets of approximately $15.4 million, net of accumulated amortization, which represented approximately 27.2% of its total assets. Lionbridge will continue to incur non-cash charges in connection with the amortization of its intangible assets, other than goodwill, over their remaining respective useful lives.

In the future, as events or changes in circumstances indicate that the carrying amount of its goodwill and other intangible assets may not be recoverable, Lionbridge will evaluate the carrying value of its intangible assets and may take a charge to its earnings. Any future determination requiring the write-off of a significant portion of unamortized goodwill and other intangible assets could have a material adverse effect on Lionbridge’s profitability and results of operations.

Pursuing and completing potential acquisitions could divert management attention and financial resources and may not produce the desired business results.

As part of its growth strategy, Lionbridge intends to continue pursuing and making selected acquisitions of complementary businesses. Lionbridge does not have specific personnel dedicated solely to pursuing and making acquisitions. As a result, if Lionbridge pursues any acquisition, its management, in addition to their operational responsibilities, could spend a significant amount of time and management and financial resources to pursue and integrate the acquired business with its existing business. To pay for an acquisition, Lionbridge might use capital stock, cash or a combination of both. Alternatively, Lionbridge may borrow money from a bank or other lender. If it uses capital stock, Lionbridge’s stockholders will experience dilution. If it uses cash or debt financing, Lionbridge’s financial liquidity may be reduced. In addition, from an accounting perspective, an acquisition may involve amortization of significant amounts of other intangible assets that could adversely affect Lionbridge’s ability to achieve and maintain profitability.

Despite the investment of these management and financial resources and completion of due diligence with respect to these efforts, an acquisition may not produce the revenue, earnings or business synergies that Lionbridge anticipated, and an acquired service or technology may not perform as expected for a variety of reasons, including:

•	difficulties in the assimilation of the operations, technologies, products and personnel of the acquired company,

•	risks of entering markets in which Lionbridge has no or limited prior experience,

•	expenses of any undisclosed or potential legal liabilities of the acquired company,

•	the applicability of rules and regulations that might restrict Lionbridge’s ability to operate, and

•	the potential loss of key employees of the acquired company.

Lionbridge may have difficulty in identifying and competing for acquisition opportunities.

Lionbridge’s business strategy includes the pursuit of strategic acquisitions. Lionbridge is exploring opportunities to outsource to, or execute through a potential direct operation, some of its work in India. Lionbridge has engaged in discussions with third parties concerning potential acquisitions of niche expertise, businesses, and operations. Lionbridge currently does not have commitments or agreements with respect to any acquisitions. In executing its acquisition strategy, Lionbridge may be unable to identify suitable acquisition candidates. In addition, Lionbridge can expect to face competition from other companies for acquisition candidates, making it more difficult to acquire suitable companies on favorable terms.

If Lionbridge fails to keep pace with changing technologies, it may lose clients.

Lionbridge’s market is characterized by rapidly changing client requirements and evolving technologies and industry standards. If Lionbridge cannot keep pace with these changes, its business could suffer. The Internet’s continued growth and strong influence in Lionbridge’s industry magnifies these characteristics. To achieve its goals, Lionbridge needs to continue to develop strategic business solutions and methodologies that keep pace with continuing changes in industry standards, information technology, and client preferences or it will not be able to successfully serve its cutomers.

Lionbridge competes in a highly competitive market that has low barriers to entry.

The market for Lionbridge’s services is very competitive and faces many competitors. Lionbridge cannot assure you that it will compete successfully against these competitors in the future. Some of these companies have longer operating histories, significantly greater resources, and greater name recognition than Lionbridge. If Lionbridge fails to be competitive with these companies in the future, it may lose market share and its revenue could decline.

There are relatively few barriers preventing companies from competing with Lionbridge. Although Lionbridge owns proprietary technology, Lionbridge does not own any patented or other technology that, by itself, precludes or inhibits others from entering its market. As a result, new market entrants also pose a threat to its business. In addition to Lionbridge’s existing competitors, Lionbridge may face further competition in the future from companies that do not currently offer globalization or testing services. Technology companies, IT Services companies, business process outsourcing companies, Web consulting firms, technical support call centers, hosting companies, and content management providers may choose to broaden their range of services to include globalization or testing as they expand their operations internationally. Lionbridge cannot assure you that it will be able to compete effectively with potential future competitors.

Lionbridge will continue to depend on intellectual property rights to protect its proprietary technologies, although it may not be able to protect these rights.

Lionbridge relies on its proprietary technology to enhance some of its service offerings. Lionbridge’s policy is to enter into confidentiality agreements with its employees, outside consultants, and independent contractors. Lionbridge also uses patent, trademark, trade secret, and copyright law in addition to contractual restrictions to protect its technology. Notwithstanding these precautions, it may be possible for a third party to obtain and use Lionbridge’s proprietary technology without authorization. Although Lionbridge holds registered or pending United States patents and foreign patents covering certain aspects of its technology, it cannot be sure of the level of protection that these patents will provide. Lionbridge may have to resort to litigation to enforce its intellectual property rights, to protect trade secrets or know-how, or to determine their scope, validity or enforceability. Enforcing or defending its proprietary technology is expensive, could cause diversion of Lionbridge’s resources and may not prove successful. The laws of other countries may afford Lionbridge little or no effective protection of its intellectual property rights.

Risks Related to this Offering

Lionbridge is controlled by a small number of stockholders which could result in their taking actions which other stockholders do not approve.

Lionbridge’s executive officers and directors and their affiliates collectively beneficially own approximately 23.2% of the outstanding shares of our common stock. If these stockholders choose to act or vote in concert, they will have the power to influence the election of Lionbridge’s directors, the appointment of new management and the approval of any other action requiring the approval of the Company’s stockholders, including any amendments to the certificate of incorporation and mergers or sales of all of the Company’s assets. If these stockholders withhold their consent, Lionbirdge could be prevented from entering into transactions that could be beneficial to it. These stockholders may have interests that differ from your interests and their decisions may negatively impact Lionbridge’s future success.

The market price of Lionbridge common stock may be volatile.

Lionbridge’s stock price has been extremely volatile, in part due to the relatively low trading volume of its stock. The market price of Lionbridge common stock may be affected by many factors, including:

•	fluctuations in the Company’s financial results;

•	the actions of Lionbridge clients or competitors;

•	changes in market valuations of services companies;

•	the Company’s announcement of significant contracts, acquisitions, strategic alliances, or capital commitments;

•	additions or departures of key customers or officers;

•	futures sales of Lionbridge common stock into the public market;

•	worldwide economic and political conditions.

Any adverse impact attributable to any of the foregoing factors may cause the market price of Lionbridge common stock to drop significantly.

In addition, the public stock markets have experienced extreme price and trading volume volatility. This volatility has significantly affected the market prices of securities of many companies for reasons frequently unrelated to the operating performance of the specific companies. These broad market fluctuations may adversely affect the market price of the Company’s common stock.

Lionbridge Could Face Securities Litigation if its Stock Price Remains Highly Volatile

In the past, securities class action litigation has often followed periods of volatility in the market price of a company’s securities. Lionbridge may face securities class action litigation in the future. Any litigation could result in substantial costs and a diversion of management’s attention and resources, which could harm Lionbridge’s business.

Future Sales of Lionbridge’s Shares Could Adversely Affect Its Stock Price

As of April 30, 2003, Lionbridge has 31,779,599 shares of its common stock outstanding. Lionbridge is filing this registration statement to register, and the selling stockholders are offering, for public sale 6,094,804 shares of Lionbridge’s common stock currently held by them. Any sale of a substantial number of shares of Lionbridge’s common stock in the public market after this offering, including any sales by the selling stockholders, or the perception that such sales could occur, may adversely affect the market price of Lionbridge’s common stock.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of our common stock by the selling stockholders. The principal purpose of this offering is to effect an orderly disposition of the selling stockholders’ shares.

SELLING STOCKHOLDERS

We are registering the 6,094,804 shares of our common stock covered by this prospectus pursuant to an agreement between us and the selling stockholders named in the table below. Of these shares, 4,219,804 were acquired by the selling stockholders from certain limited partnerships sponsored by Advent International Limited Partnership in a private transaction completed on May 2, 2003 and the remaining 1,875,000 shares were acquired by the selling stockholders from certain limited partnerships and entities sponsored by Morgan Stanley Venture Capital in a private placement completed on June 2, 2003. We are registering the shares to permit the selling stockholders (and their pledges, donees, transferees and other successors-in-interest that receive their shares from a selling stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus) to resell the shares when and if they deem appropriate. We have agreed with the selling stockholders to keep this registration statement (of which this prospectus is a part) effective until the earlier of (i) the date on which all of the shares have been sold pursuant to this Registration Statement or (ii) two years from the date the shares were purchased.

The following table sets forth, as of May 30, 2003, certain information regarding the beneficial ownership of shares of our common stock held by each selling stockholder, both before this offering and as adjusted to reflect the sale of all of the shares of common stock covered by this prospectus. Unless otherwise noted below in the table or the footnotes to the table, to the knowledge of Lionbridge, each person has sole voting and investment power over the shares shown as beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission.

The table below was prepared based upon information furnished to us by the selling stockholders. We have determined each selling stockholder’s percentage ownership based on 31,779,599 shares of our common stock outstanding on April 30, 2003. Based on the representations of the selling stockholders, to our knowledge, none of the selling stockholders has held any position or office or has had any material relationship with us within the past three years other than as a result of the ownership of the shares.

	Shares Beneficially Owned Prior to the Offering		Shares Offered(1)	Shares Beneficially Owned After the Offering(1)
	#	%		#	%
Selling Stockholders
Heartland Value Fund	1,500,000	4.73%	1,500,000	0	0.00%
Pequot Scout Fund, L.P.	420,000	1.32%	420,000	0	0.00%
Pequot Navigator Onshore Fund, L.P.	80,000	*	80,000	0	0.00%
Endeavour LP	3,000	*	3,000	0	0.00%
First American Insurance SCG Fund	2,610	*	2,610	0	0.00%
W. Jerome Fratuschi	16,580	*	16,580	0	0.00%
First American Small Cap Growth Opp Fund	295,840	*	295,840	0	0.00%
Lyndhurst Associates	5,260	*	5,260	0	0.00%
Milwaukee Jewish Federation	4,820	*	4,820	0	0.00%
Greater Milwaukee Foundation—Micro Cap	5,440	*	5,440	0	0.00%
Henry Posner III Agency	1,370	*	1,370	0	0.00%
Posner Partners Microcap	5,850	*	5,850	0	0.00%
Paul M. Posner Agency	1,540	*	1,540	0	0.00%
St. Paul Electrical Constr. Pension SC	2,760	*	2,760	0	0.00%
St. Paul Electrical Constr. Supp. SC	3,160	*	3,160	0	0.00%
ES Tallmadge Residuary Trust 2	1,100	*	1,100	0	0.00%
W.M. Chester—Chester Children Small Cap	670	*	670	0	0.00%
Atlas Capital Master Fund, Ltd.	547,000	*	547,000	0	0.00%
Atlas Capital (Q.P.), L.P.	178,000	*	178,000	0	0.00%
Bonanza Capital Masterfund Ltd.	300,000	*	300,000	0	0.00%
Pinnacle Fund L.P.	1,320,000	*	1,250,000	70,000	0.22%
Pyramid Partners, L.P.	90,000	*	90,000	0	0.00%
Sherleigh Associates Inc. Profit Sharing Plan	260,000	*	260,000	0	0.00%
USB Piper Jaffray Cust FBO David H. Potter IRA	20,000	*	20,000	0	0.00%
Daniel S. & Patrice M. Perkins JTWROS	42,666	*	40,000	2,666	0.01%
Corsair Capital Partners, L.P.	131,323	*	121,323	10,000	0.03%
Corsair Long Short International, Ltd.	13,481	*	13,481	0	0.00%
Porter Partners	100,000	*	100,000	0	0.00%
CDC Derivative, Inc.	125,000	*	125,000	0	0.00%
Westpark Capital, L.P.	130,000	*	100,000	30,000	0.09%
Richard C. Walling, Jr.	15,000	*	15,000	0	0.00%
RCTL Partners	5,000	*	5,000	0	0.00%
PGVD Partnership	5,000	*	5,000	0	0.00%
305 Investments L.P.	10,000	*	10,000	0	0.00%
Express Marine, Inc.	15,000	*	15,000	0	0.00%
Sandor Capital Masterfund, L.P.	50,000	*	50,000	0	0.00%
Wardenclyffe Micro—Cap Fund, L.P.	29,000	*	25,000	4,000	0.01%
Glacier Partners	50,000	*	50,000	0	0%
Southwell Partners L.P.	225,000	*	225,000	0	0%
	6,211,470		6,094,804	116,666	0.37%

* Less than 1% of the outstanding shares of common stock

(1)	We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may sell none, some or all of the shares offered by this prospectus. We have no agreements, arrangements or understandings with any of the selling stockholders with respect to the sale of any of the shares. We cannot estimate, therefore, the number of the shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed none of the shares covered by this prospectus will be held by the selling stockholders after the completion of the offering.

PLAN OF DISTRIBUTION

The shares of common stock covered by this prospectus may be offered and sold from time to time by the selling stockholders, including donees, transferees, or other successors in interest that receive such shares as a gift or other non-sale related transfer. Lionbridge will not receive any proceeds from these sales. Each of the selling stockholders will act independently of Lionbridge in making decisions with respect to the timing, manner, and size of any sale. Each of the selling stockholders may sell the shares on The Nasdaq National Market, or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or at negotiated prices. The shares may be sold by one or more of the following means of distributions: (a) a block trade in which the broker-dealer so engaged will attempt to sell shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by the broker-dealer for its own account pursuant to this prospectus; (c) an over-the-counter distribution in accordance with the rules of The Nasdaq National Market; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (e) in privately negotiated transactions. To the extent required, this prospectus may be amended and supplemented from time to time to describe a specific plan of distribution.

In connection with distributions of the shares or otherwise, each of the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of Lionbridge common stock in the course of hedging the positions they assume with such selling stockholder. Each of the selling stockholders may also sell Lionbridge common stock short and redeliver the shares to close out such short positions. Each of the selling stockholders also may enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to the broker-dealer or other financial institution of shares offered hereby, which shares the broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). Each of the selling stockholders also may pledge shares to a broker-dealer or other financial institution, and, upon a default, the broker-dealer or other financial institution, may affect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

In effecting sales, brokers, dealers or agents engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers, dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated prior to the sale. The selling stockholders and these brokers or dealers and any other participating brokers or dealers may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, in connection with these sales, and any selling commissions, discounts or concessions may be deemed to be underwriting discounts or commissions under the Securities Act. This compensation might be in excess of customary commissions. Lionbridge will pay all expenses incident to the offering and sale of the shares to the public other than any commissions and discounts of underwriters, dealers, or agents and any transfer taxes. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act. Each of the selling stockholders may idemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

Lionbridge has advised each of the selling stockholders that the anti-manipulation rules of Regulation M under the Securities and Exchange Act of 1934, as amended, may apply to sales of shares in the market and to the activities of the selling stockholders and their respective affiliates. Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through facilities of The Nasdaq National Market pursuant to Rule 153 under the Securities Act.

Selling stockholders may also resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act rather than pursuant to this prospectus, provided they meet the criteria and conform to the requirements of Rule 144.

Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, we will file a supplement to this prospectus, if required, pursuant to Rule 462(b) under the Securities Act, disclosing (i) the name of the selling stockholder and participating broker-dealer(s), (ii) the number of shares involved, (iii) the price at which the shares were sold, (iv) the commissions paid or discounts or concessions allowed to the broker-dealer(s), where applicable, (v) that the broker-dealer(s) did not conduct any investigation to verify the information set forth or incorporated by reference into this prospectus, and (vi) other facts material to the transaction. In addition, upon being notified by a selling stockholder that a donee, transferee, or other successor-in-interest intends to sell more than 500 shares, we will file a supplement to this prospectus.

We agreed to file a registration statement to register the sale of the shares and to maintain the effectiveness of the registration statement until the earlier of two years from the date the shares were purchased and the date on which all of the shares of our common stock originally purchased by the selling stockholders under the securities purchase agreement with Advent International Limited Partnership and its affiliates have been sold pursuant to this registration statement; provided that we may suspend sales at any time under this registration statement immediately upon notice to the selling stockholders, for a period or periods of time not to exceed 90 days in the aggregate during any 12-month period, if there then exists material, non-public information relating to us, which in our reasonable opinion, would not be appropriate for disclosure during that time. We have agreed to indemnify each selling stockholder against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended, up to the gross proceeds realized by any such indemnified selling stockholder in connection with the sale of the shares covered by this prospectus. We have also agreed to pay the fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including without limitation, all registration and filing fees, and fees and expenses of our counsel and accountants.

TRANSFER AGENT

American Stock Transfer and Trust Company, 40 Wall Street, New York, New York 10005 is the transfer agent for our common stock.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed on by Margaret A. Shukur, General Counsel of Lionbridge.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

Some of the important business and financial information that you may want to consider is not included in this prospectus, but rather is “incorporated by reference” to documents that have been filed by us with the Securities and Exchange Commission pursuant to the Exchange Act of 1934. The information that is incorporated by reference consists of:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2003.

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on April 30, 2003.

•	Current Report on Form 8-K filed with the Securities and Exchange Commission on May 20, 2003.

•	Lionbridge’s Definitive Proxy Statement for the 2003 Annual Meeting of Stockholders.

•	The description of our common stock contained in the section entitled “Description of Registrant’s Securities to be Registered” contained in our registration statement on Form 8-A filed on August 4, 1999 (File No. 000-26933), and incorporating by reference the information contained in our registration statement on Form S-1 (File No. 333-81233), including any amendment or report filed for the purpose of updating that description.

All documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of this offering, shall be deemed incorporated by reference in this prospectus and made a part hereof from the date of filing of those documents. Any statement contained in a document incorporated or deemed incorporated by reference in this prospectus shall be deemed modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed incorporated by reference herein or in any prospectus supplement modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide without charge to each person who is delivered a prospectus, on written or oral request, a copy of any or all of the documents incorporated by reference herein (other than exhibits to those documents unless those exhibits are specifically incorporated by reference into those documents). Requests for copies should be directed to General Counsel and Secretary, Lionbridge Technologies, Inc., 950 Winter Street, Waltham, Massachusetts 02451, Telephone: (781) 434-6000.

ADDITIONAL INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information Lionbridge files at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. In addition, the SEC maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Lionbridge has filed a registration statement to register with the SEC the Lionbridge common stock listed in the prospectus. The prospectus is part of that registration statement. As allowed by SEC rules, this prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. Our Web site is http://www/lionbridge.com. Information contained on our Web site is not a part of this prospectus.

EXPERTS

The financial statements of Lionbridge Technologies, Inc. and its subsidiaries incorporated in this Prospectus by reference to the Annual Report on Form 10-K of Lionbridge Technologies, Inc. for the year ended December 31, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Data Dimensions, Inc. and its subsidiaries incorporated by reference in this Prospectus by reference to the Current Report on Form 8-K (filed on May 20, 2003) of Lionbridge Technologies, Inc. have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to Data Dimensions, Inc. entering into an agreement to be acquired by Lionbridge Technologies, Inc. as described in Note 14 to those financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

June    , 2003

LIONBRIDGE TECHNOLOGIES, INC.

6,094,804 Shares of Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

The following table sets forth an estimate (other than with respect to the Registration Fee) of the expenses expected to be incurred in connection with the distribution of the securities being registered, other than underwriting discounts and commissions:

Registration Fee—Securities and Exchange Commission	$1,900.00
Accounting Fees and Expenses	$11,000.00
Legal Fees and Expenses	$5,000.00
Miscellaneous	$1,000.00

TOTAL	$18,700.00

Lionbridge will bear all expenses shown above. All amounts, other than the Securities and Exchange Commission registration fee, are estimates solely for the purpose of this offering.

Item 15. Indemnification of Directors and Officers.

The Delaware General Corporation Law and our Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws provide for indemnification of our directors and officers for liabilities and expenses that they may incur in those capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lionbridge, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to our Second Amended and Restated Certificate of Incorporation and Amended and Restated By-laws filed as Exhibits 3.2 and 3.4, respectively, to our registration statement on Form S-1 filed with the Securities and Exchange Commission on August 20, 1999 (File No. 333-81233). In addition, we have entered into indemnification agreements with our officers and directors that provide for indemnification for liabilities and expenses that they may incur in those capacities. In general, directors and officers are indemnified with respect to actions taken in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of Lionbridge, and with respect to any criminal action or proceeding, actions that the indemnitee had no reasonable cause to believe were unlawful. We refer you to Exhibit 10.4 to our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission on May 15, 2003.

We maintain directors’ and officers’ liability insurance to insure our directors and certain officers against certain liabilities and expenses which arise out of or in connection with their capacities as directors and officers. The entire premium for such insurance is paid by Lionbridge. The underwriting agreement, dated August 20, 1999, by and between Lionbridge and the underwriters listed therein entered into in connection with our initial public offering provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of Lionbridge against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We refer you to the Underwriting Agreement filed as Exhibit 1.1 to our registration statement on Form S-1 filed with the Securities and Exchange Commission on August 20, 1999 (File No. 333-81233).

Item 16. Exhibits.

The following exhibits, required by Item 601 of Regulation S-K, are filed as a part of this Registration Statement. Exhibit numbers, where applicable, in the left column correspond to those of Item 601 of Regulation S-K.

Exhibit No.			Item and Reference

4.1		—	Amended and Restated Certificate of Incorporation of Lionbridge (filed as Exhibit 3.2 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

4.2		—	Amended and Restated By-laws of Lionbridge (filed as Exhibit 3.4 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

4.3		—	Specimen Certificate for shares of Lionbridge Common Stock (filed as Exhibit 4.3 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

5.1	*	—	Legal Opinion of General Counsel.

23.1	*	—	Consent of PricewaterhouseCoopers LLP.

23.2	*	—	Consent of PricewaterhouseCoopers LLP.

24.1		—	Power of Attorney.

99.1		—

Registration Rights Agreement by and among Lionbridge Technologies, Inc. and the holders named therein dated April 29, 2003 (Filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference).

99.2	*	—	Registration Rights Agreement by and among Lionbridge Technologies, Inc. and the holders named therein dated May 20, 2003.

*Filed	herewith.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in this registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Waltham, Commonwealth of Massachusetts on June 2, 2003.

LIONBRIDGE TECHNOLOGIES, INC.

By:	/s/ STEPHEN J. LIFSHATZ
Stephen J. Lifshatz Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Power of Attorney

We, the undersigned officers and directors of Lionbridge Technologies, Inc., hereby severally constitute and appoint Stephen J. Lifshatz and Margaret A. Shukur, singly, our true and lawful attorney, with full power to each singly, to sign for us in our names in the capacities indicated below, all pre-effective and post-effective amendments to this registration statement, and generally do all things in our names and on our behalf in such capacities to enable Lionbridge Technologies, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-3 has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Capacity	Date

* Rory J. Cowan	Chief Executive Officer, President and Chairman of the Board (Principal Executive Officer)	June 2, 2003

/s/ STEPHEN J. LIFSHATZ Stephen J. Lifshatz	Senior Vice President, Chief Financial Officer (Principal Financial and Accounting Officer)	June 2, 2003

* Edward A. Blechschmidt	Director	June 2, 2003

* Guy L. de Chazal	Director	June 2, 2003

* Roger Jeanty	Director	June 2, 2003

* Claude P. Sheer	Director	June 2, 2003

* Paul Kavanagh	Director	June 2, 2003

*By /s/ STEPHEN J. LIFSHATZ Stephen J. Lifshatz Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit No.			Item and Reference

4.1		—	Amended and Restated Certificate of Incorporation of Lionbridge (filed as Exhibit 3.2 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

4.2		—	Amended and Restated By-laws of Lionbridge (filed as Exhibit 3.4 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

4.3		—	Specimen Certificate for shares of Lionbridge Common Stock (filed as Exhibit 4.3 to Lionbridge’s Registration Statement on Form S-1 (File No. 333-81233) and incorporated herein by reference).

5.1	*	—	Legal Opinion of General Counsel.

23.1	*	—	Consent of PricewaterhouseCoopers LLP.

23.2	*	—	Consent of PricewaterhouseCoopers LLP.

24.1		—	Power of Attorney.

99.1		—

Registration Rights Agreement by and among Lionbridge Technologies, Inc. and the holders named therein dated April 29, 2003 (Filed as Exhibit 10.3 to the Quarterly Report on Form 10-Q for the quarter ended March 31, 2003 and incorporated herein by reference).

99.2	*	—	Registration Rights Agreement by and among Lionbridge Technologies, Inc. and the holders named therein dated May 22, 2003.

*	Filed herewith.